FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT



[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

For the fiscal year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from _________ to ________

Commission file number ________________



a. Full title of the Plan:

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

VANGUARD INTERNATIONAL GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD U. S. GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WINDSOR II FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD 500 INDEX FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD ASSET ALLOCATION FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WELLINGTON FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 27, 2002

BY T. H. Mullenix
T. H. Mullenix, Member
Board of Managers

# THRIFT AND INVESTMENT PLAN

# OF

# NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

# ANNUAL REPORT

December 31, 2001 and 2000

BOARD OF MANAGERS

J. A. Hixon, Chairman
H. C. Wolf
T. H. Mullenix

OFFICERS

J. P. Rathbone, Controller
G. W. Dana, Secretary
W. J. Romig, Treasurer

# THRIFT AND INVESTMENT PLAN

# OF

# NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

**Independent Auditors' Report**

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2002

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Statements of Assets Available for Benefits
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Assets: | | |
| Investments (note 4): | | |
| Plan interest in Master Trust for Norfolk Southern Corporation common stock | $ 196,280,522 | $ 146,623,271 |
| Mutual funds: | | |
| International stock fund | 3,645,352 | 4,394,474 |
| Diversified equity fund | 46,236,069 | 74,853,876 |
| Equity growth and income funds | 46,633,517 | 49,040,407 |
| Balanced funds | 19,787,501 | 18,203,329 |
| Common collective trusts - fixed income fund | 32,531,914 | 30,954,883 |
| Participant loans | 9,662,916 | 11,590,543 |
| Total investments | 354,777,791 | 335,660,783 |
| Receivables: | | |
| Employees' contributions | 3,001 | -- |
| Employers' contributions | 1,244 | -- |
| Total receivables | 4,245 | -- |
| Assets available for benefits | $ 354,782,036 | $ 335,660,783 |

See accompanying notes to financial statements.

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Investment income (loss): | | |
| Net appreciation (depreciation) in fair value of investments (note 4) | $ 25,481,067 | $ (112,086,766) |
| Dividends | 4,573,582 | 28,044,387 |
| Interest | 2,550,064 | 2,882,052 |
| Total investment income (loss) | 32,604,713 | (81,160,327) |
| Contributions: | | |
| Employee contributions | 17,804,900 | 20,641,268 |
| Employer contributions - Stock | 6,344,692 | 7,179,091 |
| Total contributions | 24,149,592 | 27,820,359 |
| Distributions due to retirement, death, etc. | (37,633,052) | (67,586,635) |
| Net increase (decrease) | 19,121,253 | (120,926,603) |
| Assets available for benefits: | | |
| Beginning of year | 335,660,783 | 456,587,386 |
| End of year | $ 354,782,036 | $ 335,660,783 |

See accompanying notes to financial statements.

# THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

## (1) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

The Plan has elected the alternative method of compliance with the annual reporting requirements prescribed in the Department of Labor rules and regulations for reporting and disclosure under ERISA.

### (b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### (c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with accounting principles generally accepted in the United States of America. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms.

The Plan's investment in Norfolk Southern Corporation Common Stock (Stock) is included in a Master Trust with investments in Stock held by the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Commingled stock investments consist of shares of Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of Stock and cash included in the Master Trust, reduced by any commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2001 and December 31, 2000 was 64.4% and 67.7%, respectively. The Plan's fair value of Master Trust investment assets was $196,280,522 at December 31, 2001 and $146,623,271 at December 31, 2000.

Investment income (loss) for the Master Trust was as follows:

| | 2001 | 2000 |
|---|---|---|
| Dividends and interest | $ 3,582,467 | $ 11,910,212 |
| Net appreciation (depreciation) in fair value | 80,616,160 | (105,871,742) |
| Total investment income (loss) | $ 84,198,627 | $ (93,961,530) |

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Investments also include participant loans, which are reflected at cost (see note 2). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(2) Plan Description

The following is a brief discussion of the Plan as in effect during 2001 and not the complete text of the plan document. Participants should refer to the plan document for more complete information.

(a) General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage thrift among eligible employees. Non-agreement employees of NS or any participating subsidiary shall be eligible to become a Plan

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

member (Member) on the first day of the calendar month after the expiration of six (6) months of service following the date on which the employee first is employed by and receives compensation from NS, a participating subsidiary, or other subsidiary or affiliate.

The Plan is administered by a Board of Managers (Managers), the three members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. All administrative costs arising under the Plan (not including administrative costs of the funds in which plan assets are invested) are paid by the Plan and its members except those expenses which NS and its participating companies choose in their discretion to pay. The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, After-Tax Contributions Account, Matching Contributions Account and Employee and Employer Rollover Contributions Accounts.

(c) Basic Pre-Tax, Matching and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's basic contributions account in the Plan (Basic Pre-Tax Contributions Account) an amount equal to not less than 1% nor more than 10% (15% for Members whose salary does not exceed $70,000 at the time of the election) of the Member's Compensation, as defined in the Plan (Basic Pre-Tax Contribution). In addition, eligible non-highly compensated Members can contribute to their Basic Pre-Tax Contributions Account excess corporation contributions under the Norfolk Southern Corporation Comprehensive Benefits Plan. Such amounts are not eligible for matching contributions. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Internal Revenue Code (IRC). The maximum annual Basic Pre-Tax Contribution for 2001 and 2000 was $10,500 in each year.

NS contributes to the Member's matching contributions account (Matching Contributions Account) one-half of the Member's Basic Pre-Tax Contributions not to exceed 3% of the Member's compensation, as defined in the Plan, and one-quarter of the Member's Basic Pre-Tax Contributions that exceed 10% of the Member's Contribution (Matching Contribution). The Matching Contribution is invested in Stock held in the Master Trust.

Prior to January 1, 1987, each Member was allowed to contribute to the Member's voluntary contributions account (After-Tax Contributions Account) an amount equal to

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

not less than 1% nor more than 5% of the Member's Compensation, as defined in the Plan (After-Tax Contributions). Such After-Tax Contributions were discontinued effective January 1, 1987.

(d) Employee and Employer Rollover Accounts

A Member can contribute amounts representing both employee contributions and employer contributions made to the qualified plan of a former employer which are eligible rollover distributions. Any amounts held in a Rollover Account will be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax Contributions.

The Basic Pre-Tax Contributions Account, the Matching Contributions Account, the After-Tax Contributions Account, the Employee Rollover Account and the Employer Rollover Account are hereinafter generally referred to as Accounts.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held in the Member's Accounts is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable. A Member may request that a distribution from the Plan be made directly to another Section 401(k) or tax qualified plan or to an Individual Retirement Account (IRA), as the Member directs. However, no direct transfer will be made of any after-tax employee contributions or any amount deemed to be distributed to a Member as the result of a default on a plan loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account. The Managers will then distribute to the Member the amount requested, in cash or Stock, as applicable, such withdrawal to be made, unless the Member requests the

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

Managers to the contrary, pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested.

A Member may withdraw all or a portion of the whole shares of Stock held in their Matching Contributions Account or Employer Rollover Account, provided that the Member has been a Member of the Plan for not less than five (5) years or the contributions withdrawn have been held in the Plan for not less than two (2) years. A Member may also withdraw, under the same terms, all or a portion of the value of their Matching Contributions Account in cash. A request for withdrawal from the Member's Matching Contributions Account or Employer Rollover Account will be effective as soon as practicable after the signed authorization is received by the Managers.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account and/or Employee Rollover Account on the basis of hardship as more fully described in the Plan.

(g) Transfers to or from Plans of Non-Participating Subsidiaries or Affiliates

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer as a direct transfer from the Section 401(k) plan of the affiliate, cash or Stock representing employee and employer contributions (including earnings thereon). Such transfers must be made directly from the trustee of the Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer as a direct transfer their accounts to the Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan.

(h) Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Basic Pre-Tax Contributions Account and/or Employee Rollover Account, subject to certain limitations as described below. However, in no event may the total of all outstanding loans made or renewed after October 18, 1989, exceed the value of their Basic Pre-Tax Contributions Account and Employee Rollover Account at the time the loan is obtained. A Member cannot apply for a loan if the Member has three or more loans outstanding. The Member must execute a promissory note payable to the Managers, upon which the Member will be personally liable, for the amount so borrowed plus interest at a fixed rate established by the Managers, and secured by the Member's

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

entire interest in the Plan. The investments allocated to the Member's Basic Pre-Tax Contributions Account and/or Employee Rollover Account will then, to the extent required to provide sufficient cash for the Managers to make the approved loan, be liquidated, unless the Member requests the Managers to the contrary, on a pro rata basis among the investment options in which the balance in their Basic Pre-Tax Contributions Account and/or Employee Rollover Account is then invested.

The maximum loan term is five (5) years. The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one (1) year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half (1/2) of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's Basic Pre-Tax Contributions Account, the balance of such loan plus interest accrued will be immediately due and payable, and the Managers will set off such indebtedness against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate that shall be established by the Managers at the time the loan is made. Such rate shall be equal to the average of the rates charged for a share covered loan by the Member One Federal Credit Union and The Thrift Credit Union (Atlanta, Georgia), rounded to the nearest whole integer expressed as a percent and shall be determined five (5) business days prior to the first day of each quarter (January 1, April 1, July 1, and October 1), to be effective that quarter.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

(3) Investment Program

A Member's investment election will apply to the Member's Basic Pre-Tax, After-Tax, and Rollover Contributions Accounts. A Member may not make separate investment elections for each account. If a Member does not provide for the allocation of Basic Pre-Tax Contributions, the Member will be deemed to have allocated Basic Pre-Tax Contributions to the Vanguard Wellington Fund.

For 2001 and 2000, matching contributions were invested exclusively in Stock held in the Master Trust. Beginning March 1, 2002, a member may elect for matching contributions to be invested in any investment option available under the Plan if the member has participated in the Plan for at least 2 years.

(4) Investments

Investments at fair value that represent 5% or more of the Plan's investments are separately identified in the following table:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Common stock – | | |
| Plan interest in Master Trust for | | |
| Norfolk Southern Corporation | $ 196,280,522 | $ 146,623,271 |
| Value of interests in registered | | |
| investment company: | | |
| Vanguard US Growth Fund | 46,236,069 | 74,853,876 |
| Vanguard Windsor II Fund | 25,367,498 | 25,378,462 |
| Vanguard 500 Index Fund | 21,266,019 | 23,661,945 |
| Value of interest in common collective trust – | | |
| Vanguard Retirement Savings Trust | 32,531,914 | 30,954,883 |

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

During 2001, the Plan's investments appreciated in value by $25,481,067; in 2000, the investments depreciated by $112,086,766. In both 2001 and 2000, the Plan's investments included gains and losses on investments bought and sold as well as held during the year. The details of those gains and losses are as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Mutual funds | $ (28,856,568) | $ (36,404,248) |
| Common stock | 54,337,635 | (75,682,518) |
| | $ 25,481,067 | $ (112,086,766) |

The majority of the Plan's investments are participant-directed. Certain nonparticipant-directed investments in Stock are held in the Master Trust and amounted to $88,259,543 in 2001 and $65,791,706 in 2000. Information about the significant components of changes in assets relating to these nonparticipant-directed investments is as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Beginning balance at fair value | $ 65,791,706 | $ 102,398,850 |
| Employer contributions | 6,344,692 | 7,179,091 |
| Dividends | 1,055,199 | 3,769,752 |
| Other receipts | 586,160 | 515,519 |
| Payments to beneficiaries | (9,497,525) | (12,321,627) |
| Other disbursements | (467,550) | (290,128) |
| Net appreciation (depreciation) in fair value | 24,446,861 | (35,459,751) |
| Ending balance at fair value | $ 88,259,543 | $ 65,791,706 |

(5) Federal Income Taxes

The Internal Revenue Service (IRS) has issued a determination letter dated July 10, 1996 that the Plan meets the requirements for qualification under Section 401(a) and 401(k) and exemption under Section 501(a) of the IRC. The Plan has been amended since the determination letter; however, the Managers believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. On February 20, 2002, the Plan filed a Form 5300

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Notes to Financial Statements
December 31, 2001 and 2000

(Application for Determination for Employee Benefit Plan) with the IRS. To date the IRS has not ruled on the application.

(6) Plan Amendments

The Plan was amended, effective January 1, 2002, to take into account changes made to the Internal Revenue Code by the Economic Growth and Tax Relief Reconciliation Act of 2001. Plan amendments include reducing the amount of time that a participant making a hardship withdrawal be prohibited from making elective contributions to the plan from 12 months to 6 months; providing that surviving spouses are eligible for the same rollover options as participants; eliminating the multiple use test for years after 2001; modifying the Plan's top-heavy rules; allowing rollovers upon retirement or separation from service to 403(b) tax-sheltered annuities and 457 governmental plans; and ignoring the portion of the benefit attributable to rollover contributions and allocable earnings when determining whether the $5,000 involuntary cash-out amount has been met. The Plan was also amended, effective January 1, 2002, to increase the limit for allowing deferrals of up to 15% of salary from $70,000 to $78,000.

The plan was amended effective February 1, 2002, to designate the Plan's portion of the NS Stock Fund as an Employee Stock Ownership Plan (ESOP); to ensure that the Plan complies with the ESOP requirements; and to give Members the option of receiving dividends on NS stock in cash or reinvesting them.

The Plan was amended effective March 1, 2002, to permit funds in the Matching Contributions and PAYSOP accounts to be invested in all of the investment options offered by the Plan, provided the Member has participated in the Plan for at least two years.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain plan investments are Stock included in a Master Trust. The Managers are the administrators as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

**Schedule 1**

**THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES**

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

| Identity of issue, borrower, lessor or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Cost | Current value |
|---|---|---|---|
| Common Stock - | | | |
| Plan interest in Master Trust for | | | |
| Norfolk Southern Corporation * | Master Trust Investment Account | $ 202,864,698 | $ 196,280,522 |
| Value of Interests in Registered Investment Company: | | | |
| Vanguard International Growth Fund* | International Stock Fund | 4,650,933 | 3,645,352 |
| Vanguard U. S. Growth Fund* | Diversified Equity Fund | 71,687,672 | 46,236,069 |
| Vanguard Windsor II Fund* | Equity Growth and Income Fund | 26,197,795 | 25,367,498 |
| Vanguard 500 Index Fund* | Equity Growth and Income Fund | 23,002,698 | 21,266,019 |
| Vanguard Asset Allocation Fund* | Balanced Fund | 5,754,762 | 5,405,115 |
| Vanguard Wellington Fund* | Balanced Fund | 14,801,782 | 14,382,386 |
| | | 146,095,642 | 116,302,439 |
| Value of Interest in Common Collective Trust - | | | |
| Vanguard Retirement Savings Trust* | Fixed Income Fund | 32,531,914 | 32,531,914 |
| Participant loans* | Participant loans (6%-12%) | 9,662,916 | 9,662,916 |
| | Total investments | $ 391,155,170 | $ 354,777,791 |

* Party-in-interest

See accompanying independent auditors' report.

**Schedule 2**

## THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2001

| Identity of party involved | Description of assets (include interest rate and maturity in case of a loan) | Purchase price | Selling price | Lease rental | Expense incurred with transaction | Cost of asset | Current value of asset on transaction dates | Net gain or (loss) |
|---|---|---|---|---|---|---|---|---|
| Norfolk Southern Corporation (Master Trust) | Purchase of NS Common Stock Fund | $ 33,270,324 | N/A | N/A | N/A | $ 33,270,324 | $ 33,270,324 | N/A |
| Norfolk Southern Corporation (Master Trust) | Sale of NS Common Stock Fund | N/A | $ 37,950,170 | N/A | N/A | $ 39,058,929 | $ 37,950,170 | $ (1,108,759) |

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed funds.

N/A - Not Applicable

See accompanying independent auditors' report.

# EXHIBIT INDEX

| Exhibit Number | Description | Page Number in SEC Sequential Numbering System |
|---|---|---|
| 23 | Consent of Independent Auditors | 20 |

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to incorporation by reference in the Registration Statement (No. 333-40993) on Form S-8 of Norfolk Southern Corporation of our report dated June 7, 2002 with respect to the statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2001 and 2000 and the related statements of changes in assets available for benefits for the years then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 27, 2002